EXHIBIT 99.1

The following table sets forth all acquisitions of common stock of the Issuer by the Reporting Persons during the sixty days preceding the filing of this Schedule 13D.

Reporting Person	Date	Number of Shares	Conversion/ Purchase Price	Warrant Shares	Transactions
Mr. Davis	2/6/09	140,163	$0.70		Automatic conversion of convertible debt into shares of common stock on date 30 days following the effective date of Issuer’s public offering
Mr. Davis	3/19/09	66,667	$0.50		Issued to reporting person as compensation for providing a loan guaranty on behalf of the Issuer.